RECEIVED

'008 NOV 25 A 11: -4

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	13-Nov-2008
Time	13:20:46
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

Telephone	61 2 9227 0334

Facsimile:

Australia:	1300 135 638
New Zealand:	0800 449 707
International:	61 2 9347 0005
	61 2 9778 0999

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

SUPPL



08006002

PROCESSED

DEC 0 1 2008

THOMSON REUTERS

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Emeco Holdings Ltd
ABN	89 112 188 815

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Paul McCullagh
Date of last notice	5 September 2008
Date that director ceased to be director	12 November 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
CLIK Holdings Pty Ltd is the trustee of the Salrowe Superannuation Fund No.3, a fund of which Mr McCullagh is a beneficiary	72,285 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	Not applicable
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

